

IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD TO UNDERTAKE COMPREHENSIVE ACTION TO COMBAT CLIMATE CHANGE: COMMITS TO NET NEGATIVE GREENHOUSE GAS EMISSIONS BY 2050

Toronto, Ontario, September 27, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce its commitment to achieve net negative greenhouse gas ("GHG") emissions by no later than 2050.

IAMGOLD's commitment to net negative GHG emissions comprises two separate global targets. The first global target relates to reductions in Scope 1 (direct) and Scope 2 (indirect – energy) GHG emissions. IAMGOLD is committing to reduce its emissions profile to as close to zero as possible by no later than 2050. Initial work will focus on defining specific options to address the Company's largest sources of emissions: heavy and light vehicle fleets and power generation and supply. IAMGOLD's commitments will be updated in 2025 to incorporate targets for our Scope 3 (indirect – value chain) emissions.

The second global target relates to GHG removals. Reversing the effects of climate change requires not only that emissions be reduced, but that substantial amounts of existing GHG also be removed from the atmosphere. As part of this target, IAMGOLD is committing to achieve net positive biodiversity, wherein the Company will commit to creating more habitat than it disturbs. IAMGOLD plans to achieve this global target through investments in nature-based solutions that further biodiversity objectives and act as carbon sinks. Investment opportunities will be pursued at the Company's operating sites, as well as regionally and globally, to ensure the maximum possible benefit for every dollar invested.

Gordon Stothart, IAMGOLD's President and CEO, stated: "In our view, reversing the effects of climate change does not mean stabilizing emissions; it demands that we reduce the total volume of greenhouse gases going into the atmosphere and the world's oceans year over year. We know that we are losing habitat at an unsustainable pace. We believe that the mining industry must do its part to be a driver of habitat creation."

Mr. Stothart continued: "Absolute reductions form a critically important part of IAMGOLD's strategy in actively combating climate change, with investments in nature-based carbon offset projects supporting greenhouse gas removals. IAMGOLD is committed to advancing initiatives on reductions and removals in parallel."

By the end of 2022 IAMGOLD will complete an external verification of its emissions reporting, develop and announce medium-term targets on reductions and removals, and publish a high level roadmap on how the Company intends to achieve its global target of net negative emissions by no later than 2050. The roadmap will also include an estimated date by which the Company expects to achieve net positive biodiversity. Work will advance through a dedicated steering committee with support from a range of external advisors. As part of its accountability and reporting framework, IAMGOLD will also be reporting in accordance with the Climate-Related Financial Disclosures ("TCFD") guidelines. IAMGOLD expects to release its initial TCFD report in late 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "will", "should", "would", "continue", "commit", "target", "expect", "plan", "expected", "forecast", "anticipate", "estimate", "believe", "intend", "appear", "schedule", "potential", "plans", "focus", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, general economic and political conditions in the regions in which the Company operates; applicable laws, regulatory regimes, and government policies; project plans, timing, costs, technical evaluations and capacities, and the ability to effectively execute on such plans and operate its assets accordingly; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; unexpected increases in capital expenditures, operating expenditures and exploration expenditures; changes in development or mining plans due to changes in logistical, technical or other factors; changes in world gold markets, and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development, and exploration projects. The Company's operating mines include Rosebel (including Saramacca) in Suriname, Essakane in Burkina Faso and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1   Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.